Exhibit 99.1

New Gold Announces Results of Vote for Election of Board of Directors

TORONTO--(BUSINESS WIRE)--May 21, 2020--May 21, 2020- New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold’s Annual General and Special Meeting of Shareholders (the “Meeting”) held on May 20, 2020 as set out below.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Renaud Adams	326,593,124	99.35%	2,148,048	0.65%
Nicholas Chirekos	326,442,217	99.30%	2,298,955	0.70%
Gillian Davidson	326,211,367	99.23%	2,529,805	0.77%
James Gowans	311,292,746	94.69%	17,448,426	5.31%
Margaret Mulligan	326,271,596	99.25%	2,469,576	0.75%
Ian Pearce	326,496,787	99.32%	2,244,385	0.68%
Marilyn Schonberner	326,233,545	99.24%	2,507,627	0.76%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on May 21, 2020.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com